Pro-Pharmaceuticals, Inc.

7 Wells Avenue

Newton, Massachusetts 02459

June 10, 2008

VIA EDGAR ELECTRONIC FILING

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Sebastian Abero Gomez, Staff Attorney

Re:	Pro-Pharmaceuticals, Inc.
Registration Statement on Form S-3 filed on January 12, 2007
File No. 333-139974

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Pro-Pharmaceuticals, Inc. (the “Registrant”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the Registration Statement on Form S-3 filed on January 12, 2007 (File no. 333-139974) together with all amendments and exhibits thereto (the Registration Statement”).

The Registration Statement has not become effective and the Registrant no longer desires to proceed with the Registration Statement. No securities were sold in connection with the Registration Statement.

This application for withdrawal is based upon the Registrant’s conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions or comments relating to the foregoing, please call the undersigned at 617-559-0033.

Sincerely,

Pro-Pharmaceuticals, Inc.

By:	/s/ Anthony D. Squeglia
Anthony D. Squeglia Chief Financial Officer